SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2026
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL Publicly Held Company Corporate Taxpayer 33.042.730/0001-04 NIRE 35-3.0039609.0

MATERIAL FACT

Companhia Siderúrgica Nacional (“Company” or “CSN”) (B3: CSNA3; NYSE: SID), in compliance with article 157, paragraph 4º, of Law nº 6,404/1976 and CVM Resolution No. 44/2021, hereby informs its shareholders and the market in general that on this date CSN, together with certain subsidiaries, has entered into a binding commitment letter with Morgan Stanley Senior Funding, Inc. and Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, HSBC Securities (USA) Inc., Banco XP S.A., BNP Paribas Sec Corp., Banco do Brasil S.A. New York Branch and Banco Bradesco S.A. providing for a new syndicated senior secured credit facility of CSN Inova Ventures, as borrower, and CSN and CSN Cimentos Brasil S.A., as guarantors, in an aggregate principal amount of US$1.2 billion with potential to increase to US$1.4 billion, with interest rate beginning at SOFR + 6% per annum and a final maturity of 5 years (the “Facility”). CSN intends to use the proceeds of the Facility to refinance existing indebtedness and pay related fees and expenses.

The Facility is part of the Company’s broader strategic initiative announced in the Material Fact disclosed on January 15, 2026, which outlined the launch of a structured asset divestment program aimed at optimizing its capital structure. In this context, the Company is structuring the Facility with a syndicate of banks to anticipate a portion of the proceeds expected from such divestments. The Facility is intended to support the reprofiling of the Company’s short- and medium-term indebtedness and is expected to be secured, in part, by certain assets designated for divestment. The consummation of this transaction is subject to the execution of definitive credit documentation and the satisfaction of customary closing conditions for this type of transaction.

Finally, the Company reiterates its commitment to transparency and to the timely, accurate, and fair disclosure of information to the market, as required under the applicable regulatory framework.

São Paulo, March 20, 2026.

Antonio Marco Campos Rabello Chief Financial Officer and Investor Relations Executive Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 20, 2026

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.